UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

Commission File Number: 000-30084

LINUX GOLD CORP.
(Translation of registrant's name into English)

240-11780 Hammersmith Way, Richmond, BC V7A 5E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Audited Financial Statements for the Year ended February 29, 2008
99.2	Form 52-109F1 - Certification of Annual Filings – CEO
99.3	Form 52-109F1 - Certification of Annual Filings – CFO
99.4	Management Discussion and Analysis for the Year ended February 29, 2008
99.5	Form of Proxy
99.6	Management Information Circular
99.7	Notice of Meeting
99.8	Supplemental Mailing List Return Card
99.9	News Release – July 22, 2008 – Completion of Private Placement
99.10	Form 52-109F2 - Certification of Interim Filings - CEO
99.11	Form 52-109F2 - Certification of Interim Filings - CFO
99.12	Interim Financial Statements for the Period Ended May 31, 2008
99.13	Management Discussion and Analysis for the Three Months ended May 31, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINUX GOLD CORP.
(Registrant)

Date: August 11, 2008	By:	/s/ John Robertson

John Robertson
	Title:	President